

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

September 3, 2009

Floyd Sherman, Chief Executive Officer
Builders FirstSource, Inc.
2001 Bryan Street, Suite 1600
Dallas, Texas 75201

> **RE:** **Builders FirstSource, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed March 2, 2009**
> **Definitive Proxy Statement**
> **Filed April 9, 2009**
> **File No. 000-51357**

Dear Mr. Sherman:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Accounting Branch Chief